UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2022

Commission file number: 001-41502

WEARABLE DEVICES Ltd.

(Translation of registrant’s name into English)

2 Ha-Ta’asiya Street

Yokne-am Illit, Israel 2069803

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Wearable Devices Ltd. (the “Company”) is filing this Report on Form 6-K to report an adjustment to the exercise price of its warrants to purchase ordinary shares of the Company that were issued in the Company’s initial public offering which closed on September 15, 2022 (the “Warrants”). Pursuant to Section 3(i) of the Warrants, effective after the closing of trading on December 14, 2022 (the 90th calendar day immediately following the issuance date of the Warrants), the Warrants were adjusted pursuant to their terms to reduce the exercise price of the Warrants to $2.00 per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wearable Devices Ltd.

Date: December 20, 2022	By:	/s/ Asher Dahan
Asher Dahan
Chief Executive Officer

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